

Mail Stop 3561

March 11, 2009

Ms. Tammy-Lynn McNabb
Chief Executive Officer
Welwind Energy International Corp.
10-20172 113B Avenue
Maple Ridge, British Columbia, Canada V2X 0Y9

      Re: **Welwind Energy International Corp.**
            Item 4.01 Form 8-K
            Filed February 26, 2009
            File No. 000-26673

Dear Ms. McNabb:

      We have completed our review of your Form 8-K and have no further comments at this time.

                              Sincerely,

                              Ta Tanisha Meadows
                              Staff Accountant